[Letterhead of Simpson Thacher & Bartlett LLP]

June 23, 2011

VIA EDGAR

Re:               DynaVox Inc.

Registration Statement on Form S-3

File No. 333-173823

Jan Woo, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Woo:

On behalf of DynaVox Inc. (the “Company”), we are providing the following responses to your comment letter, dated June 16, 2011, regarding the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

General

1.                                       We note that your response to prior comment 1 does not provide an analysis of why you believe that you meet the requirements under Instruction I.B.4 of Form S-3. Notwithstanding your statement that the Form S-3 has been used for similar transactions by umbrella partnership real estate investment trusts (UPREITs), it is unclear why you believe that this transaction by DynaVox Inc., which is not a UPREIT, involves the conversion of outstanding convertible securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or an affiliate of that issuer. As part of your response, please address Release No. 33-6383 (March 16, 1982) that notes that the Form S-3 was not intended for the registration of exchange offers. Also as part of your response, please explain why you believe that the Holdings Units constitute convertible securities within the meaning of Item I.B.4 of Form S-3. In this regard, we note that the exchange right is not pursuant to the terms of the limited liability company agreement.

As we submitted in response to the Staff’s prior comment 1, we believe that the transaction being registered meets the requirements under Section I.B.4 of Form S-3 as the securities are to be offered “upon the conversion of outstanding convertible securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or an affiliate of such issuer”.

The Registration Statement covers the issuance from time to time of shares of Class A common stock of DynaVox Inc. that may be issued upon the exchange of outstanding units of DynaVox Systems Holdings LLC.  DynaVox Systems Holdings LLC is an affiliate of DynaVox Inc. DynaVox Inc. is a holding company, and its sole material asset is a controlling equity interest in DynaVox Systems Holdings LLC. As the sole managing member of DynaVox Systems Holdings LLC, DynaVox Inc. operates and controls all of the business and affairs of DynaVox Systems Holdings LLC and, through DynaVox Systems Holdings LLC and its subsidiaries, conducts the company’s business.  DynaVox Inc. consolidates the financial results of DynaVox Systems Holdings LLC and its subsidiaries, and the ownership interest of the other members of DynaVox Systems Holdings LLC is reflected as a non-controlling interest in DynaVox Inc.’s consolidated financial statements. At the time of the formation of the company’s organizational structure prior to its 2010 initial public offering, DynaVox Inc. entered into an exchange agreement with the other members of DynaVox Systems Holdings LLC that entitle them, from and after the first anniversary of the date of the closing of the initial public offering, to exchange their units in DynaVox Systems Holdings LLC for shares of DynaVox Inc. Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Accordingly, we believe that the offer of the DynaVox Inc. Class A common stock to be issued upon exchange of the DynaVox Systems Holdings LLC units is eligible to be registered on Form S-3 by its express terms.

To facilitate the Staff’s understanding of the organizational structure of DynaVox, we have on Annex A to this letter excerpted the section of the final prospectus for the April 2010 initial public offering of DynaVox Inc. that describes the company’s organizational structure.

The Staff, in its comment, correctly notes that DynaVox is not an umbrella partnership REIT.  We do not believe that this fact is relevant to the analysis of whether the transactional requirements of Form S-3 are satisfied.  In particular, we note that the term “real estate investment trust” or “REIT” is primarily utilized to refer to a particular status that an entity may have for U.S. federal income tax purposes and not to any specific type of legal entity or organizational structure.  For example, many REITs are, like DynaVox Inc., legally organized as corporations rather than as trusts.  Notwithstanding the foregoing, we do note that the organizational structure of DynaVox is, in fact, similar in many respects to that of an UPREIT: DynaVox Inc., the top-tier entity, conducts its business through a second-tier entity (DynaVox Systems Holdings LLC) of which it is the sole managing member; the pre-initial public offering owners of the company hold equity interests in the second-tier entity which are convertible for the publicly-traded shares of the top-tier entity; and, if and when such a pre-initial public offering owner elects to exchange interests in the second-tier entity for those in the top-tier entity, the relative equity ownership positions of the exchanging owner and of the other equity owners of the company (whether held at DynaVox Inc. or at DynaVox Systems Holdings LLC) are not altered.  As we noted in our response to the Staff’s prior comment, Form S-3 has been used in similar circumstances by other non-REIT issuers with organizational structures similar to DynaVox.(1)

(1)  The Staff requested during a telephone conversation that we identify other non-REIT issuers whose analogous registration statements were subjected to review by the Staff.  We advise the Staff that we are aware that the following registrants with organizational structures similar to

2

The Staff, in its comment, also notes that the exchange right of the holders of the units of DynaVox Systems Holdings LLC is not set forth in its limited liability company agreement.  We are not aware of any requirement that the conversion features of a convertible security be set forth in the organizational documents of the issuer of such security or even in the same documents as the other elements of such security.  For example, we note that the conversion feature in an umbrella partnership REIT, which is typically styled as a redemption (versus a conversion or exchange) right, is sometimes set forth in a separate redemption rights agreement.  We also note that the conversion features present in the structures of several of the registrants identified in footnote 1 above are set forth in separate exchange or exchange rights agreements or, in one case, in the organizational documents of the top-tier (versus second-tier) entity. Notwithstanding the foregoing, we note that Section 9.8 of the limited liability company agreement of DynaVox Systems Holdings LLC does expressly contemplate the existence of the exchange agreement and states that “[t]his Agreement, the Exchange Agreement …  and the other documents and agreements referred to herein or entered into concurrently herewith embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein….” and we advise the Staff that DynaVox Inc. could, without the consent of any other member of DynaVox Systems Holdings LLC, amend the limited liability company agreement of that subsidiary to expressly set forth all of the provisions of the exchange agreement therein if it were necessary to do so.

The Staff, in its comment, has asked that we address the statement of the Commission in its release adopting Form S-3 that it had determined not to make that form “available for registering securities issued in an exchange offer for securities of another person”.  We respectfully submit that the determination of the Commission embodied in such statement was not to limit the availability of Form S-3 to registrants in respect of transactions contemplated by the provisions of Instruction I.B.4 thereof (which expressly contemplate that Form S-3 is available to cover issuances upon the conversion or exercise of securities issued by an affiliate of the registrant) but rather was to state that Form S-3 is not available to cover issuances of securities by a registrant pursuant to exchange offers effected by the registrant in connection with acquisitions of other

DynaVox have utilized Form S-3 in similar circumstances where one or more of the relevant registration statements were subject to review by, or pre-filing correspondence with, the Staff: Accenture plc/Accenture Ltd (Registration Nos. 333-127248, 333-142989 and 333-166290)), The Blackstone Group L.P. (Registration Nos. 333-151853 and 333-157632)), Evercore Partners Inc. (Registration Nos. 333-145696 and 333-167393) and Pzena Investment Management, Inc. (Registration No. 333-155354)).  Although we are not aware whether such registration statements were subject to review by the Staff, a search of the EDGAR filing system has also identified a significant number of other non-REIT registrants that have since 2005 utilized Form S-3 to cover the issuance of shares upon redemption or exchange of interests in a subsidiary, including: Celldex Therapeutics, Inc. (Registration No. 333-162613); Gran Tierra Energy Inc. (Registration No. 333-153376), lululemon athletic inc. (Registration No. 333-152701); Merge Healthcare Incorporated (Registration No. 333-125603); Molson Coors Brewing Company (Registration No. 333-120776)); and Symantec Corporation (Registration No. 333-127958).  We have not, of course, listed any of the many filings by REITs that have utilized Form S-3 to cover issuances of the REIT’s securities upon redemption of interests in a second-tier subsidiary of the REIT.

3

persons.  We do not believe that the recognition by the Staff that Form S-3 is available to DynaVox Inc. in the instant circumstances would in any way undercut such policy.

To the extent that the Staff has further questions or comments regarding our response we would respectfully request the opportunity to discuss the matter with the Staff prior to the issuance of a further comment letter.

2.                                       We note that your response to prior comment 4 does not address the number of holders of the units of the limited liability company. You state that the holders are generally the persons who owned your business prior to your 2010 initial public offering, but you should also state the current number of holders of the Holdings Units in the filing.

The Company advises the Staff that it will state the current number of holders of the Holdings Units within the additional disclosure that it has previously agreed, in its response to the Staff’s prior comment 4, to include in a subsequent pre-effective amendment to the Registration Statement under the caption “Exchange of DynaVox Systems Holdings LLC Holdings Units” on page 3 of the Registration Statement.  Such additional disclosure is set forth below (with changes underlined):

“As of April 1, 2011, the number of holders of Holdings Units was 53, including DynaVox Inc., which held 9,383,335 Holdings Units, or 31.5% of the total Holdings Units outstanding.  If holders of Holdings Units elect to exchange Holdings Units for shares of Class A common stock of DynaVox Inc., the number of Holdings Units held by DynaVox Inc. will increase by a number that is equal to the number of Holdings Units so exchanged.  If all of the holders of Holdings Units elect to exchange all of their Holdings Units for shares of Class A common stock of DynaVox Inc., DynaVox Inc. would hold 100% of the outstanding Holdings Units.”

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission

Mark P. Shuman, Esq.

DynaVox Inc.

Marcy Smorey-Giger, Esq.

4

Annex A

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure immediately following this offering.

Recapitalization

Currently, the capital structure of DynaVox Systems Holdings LLC consists of nine different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class W, Class X, Class Y and Class Z), each of which has different capital accounts and amounts of aggregate distributions above which its holders share in future distributions. Prior to the completion of this offering, the limited liability company agreement of DynaVox Systems Holdings LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “New

Holdings Units.” The amendment and restatement of the limited liability company agreement of DynaVox Systems Holdings LLC, including the recapitalization of the outstanding units to be effected thereby, requires the approval of the management committee of DynaVox Systems Holdings LLC and of our chief executive officer but does not require the consent of any member of DynaVox Systems Holdings LLC.

The allocation of New Holdings Units among our existing owners will be determined pursuant to the distribution provisions of the existing limited liability company agreement of DynaVox Systems Holdings LLC based upon the liquidation value of DynaVox Systems Holdings LLC, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of Class A common stock sold in this offering. Immediately following this recapitalization but prior to the Offering Transactions described below, there will be 25,610,294 New Holdings Units issued and outstanding. Except for New Holding Units held by our chief executive officer or chief operating officer, which will all vest upon the Recapitalization, the New Holdings Units received by our officers and employees in respect of units subject to service-based vesting requirements will remain subject to such service-based vesting requirements. New Holdings Units received by our officers and employees in respect of units that are currently vested or subject to performance-based vesting requirements will be vested. See “Management—Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentives.”

In addition, we have borrowed $10.0 million under our senior secured credit facility and distributed this amount to our existing owners. Our existing owners have used this cash to invest in the securities of another Vestar portfolio company.

We refer to the foregoing transactions, collectively, as the “Recapitalization.”

Incorporation of DynaVox Inc.

DynaVox Inc. was incorporated as a Delaware corporation on December 16, 2009. DynaVox Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of DynaVox Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Prior to the completion of this offering, one or more shares of Class B common stock of DynaVox Inc. will be distributed to each of our existing owners, each of which provides its owner with no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of DynaVox Inc. for each New Holdings Unit held by such holder, as described in “Description of Capital Stock—Common Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We and our existing owners will enter into an exchange agreement under which, subject to the terms of the exchange agreement, they (or certain permitted transferees thereof) will have the right to exchange their New Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Offering Transactions

At the time of this offering, DynaVox Inc. intends to purchase New Holdings Units from DynaVox Systems Holdings LLC and from our existing owners, including members of our senior management, at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering. Regardless of the initial public offering price per share of Class A common stock in this offering, DynaVox Inc. will purchase newly-issued New Holdings Units from DynaVox Systems Holdings LLC in an amount equal to $51.9 million plus an amount equal to the aggregate underwriting discounts in this offering (calculated assuming the underwriters exercise in full their option to purchase additional shares of Class A common stock) and will purchase New Holdings Units from our existing owners in an amount equal to all of the remaining gross proceeds from this offering. DynaVox Systems Holdings LLC will bear or reimburse DynaVox Inc. for all of the expenses of this offering, including underwriting discounts.

Accordingly, assuming that the shares of Class A common stock to be sold in this offering are sold at $16.00 per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering DynaVox Inc. will purchase from DynaVox Systems Holdings LLC 4,000,000 newly-issued New Holdings Units for an aggregate of $64.0 million and purchase from our existing owners 5,375,000 New Holdings Units for an aggregate of $86.0 million (or 6,781,250 New Holdings Units for an aggregate of $108.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

While we do not have any current agreements with our existing owners to buy their New Holdings Units with the proceeds of this offering, Vestar and other of our existing owners, including members of our senior management, have advised us that that they intend to have Dynavox Inc. purchase New Holdings Units from them with the proceeds of this offering. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our directors and executive officers.

As described above, we intend to use a portion of the proceeds from this offering to purchase New Holdings Units from our existing owners, including members of our senior management. In addition, the unitholders of DynaVox Systems Holdings LLC (other than DynaVox Inc.) may (subject to the terms of the exchange agreement) exchange their New Holdings Units for shares of Class A common stock of DynaVox Inc. on a one-for-one basis. As a result of both the purchase of New Holdings Units and subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Systems Holdings LLC. In addition, the purchase of New Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Systems Holdings LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with our existing owners that will provide for the payment by DynaVox Inc. to our existing owners of 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of this offering, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Systems Holdings LLC. We estimate that the tax basis of the assets of DynaVox Systems Holdings LLC at the time of this offering will be approximately $118.9 million, approximately $39.3 million of which relates to tangible assets and approximately $79.6 million of which relates to intangible assets. 31.7% of such tax basis will be attributable to DynaVox Inc. (or 36.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 68.3% of which will be attributable to our existing owners (or 63.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We expect that all of the intangible assets, including goodwill, of DynaVox Systems Holdings LLC at the time of this offering will be deductible for tax purposes. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

In connection with its acquisition of New Holdings Units, DynaVox Inc. will become the sole managing member of DynaVox Systems Holdings LLC and, through DynaVox Systems Holdings LLC and its subsidiaries, operate our business. Accordingly, although DynaVox Inc. will initially have a minority economic interest in DynaVox Systems Holdings LLC, DynaVox Inc. will have 100% of the voting power and control the management of DynaVox Systems Holdings LLC.

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•                  the investors in this offering will collectively own 9,375,000 shares of our Class A common stock (or 10,781,250 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and DynaVox Inc. will hold 9,375,000 New Holdings Units (or 10,781,250 New Holdings Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•                  our existing owners will hold 20,235,294 New Holdings Units (or 18,829,044 New Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•                  the investors in this offering will collectively have 31.7% of the voting power in DynaVox Inc. (or 36.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•                  our existing owners, through their holdings of our Class B common stock, will have 68.3% of the voting power in DynaVox Inc. (or 63.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in DynaVox Systems Holdings LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of New Holdings Units.  Investors in this offering will, by contrast, hold their equity ownership in DynaVox Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock.   We believe that our existing owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes.  Our existing owners, like DynaVox Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of DynaVox Systems Holdings LLC. We do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations.

As noted above, we will enter into an exchange agreement with our existing owners that will entitle them, from and after the first anniversary of the date of the closing of this offering, to exchange their New Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments.  The exchange agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 New Holdings Units or all of the vested New Holdings Units held by such existing owner.  The exchange agreement also provides that an existing owner will not have the right to exchange New Holdings Units if DynaVox Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with DynaVox to which the existing owner may be subject.  DynaVox Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that DynaVox Systems Holdings LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

Our existing owners will also hold shares of Class B common stock of DynaVox Inc.  Although these shares have no economic rights, they will allow our existing owners to exercise voting power at DynaVox Inc., the managing member of DynaVox Systems Holdings LLC, at a level that is consistent with their overall equity ownership of our business.   Under the certificate of incorporation of DynaVox Inc., each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each New Holdings Unit held by such holders.  Accordingly, as our existing owners sell New Holdings Units to us as part of the Offering Transactions or subsequently exchange New Holdings Units for shares of Class A common stock of DynaVox Inc. pursuant to the exchange agreement, the voting power afforded to them by their shares of Class B common stock is automatically and correspondingly reduced.

Holding Company Structure

DynaVox Inc. will be a holding company, and its sole material asset will be a controlling equity interest in DynaVox Systems Holdings LLC. As the sole managing member of DynaVox Systems Holdings LLC, DynaVox Inc. will operate and control all of the business and affairs of DynaVox Systems Holdings LLC and, through DynaVox Systems Holdings LLC and its subsidiaries, conduct our business.

DynaVox Inc. will consolidate the financial results of DynaVox Systems Holdings LLC and its subsidiaries, and the ownership interest of the other members of DynaVox Systems Holdings LLC will be reflected as a non-controlling interest in DynaVox Inc.’s consolidated financial statements.

Pursuant to the limited liability company agreement of DynaVox Systems Holdings LLC, DynaVox Inc. has the right to determine when distributions will be made to the members of DynaVox Systems Holdings LLC and the amount of any such distributions. If DynaVox Inc. authorizes a distribution, such distribution will be made to the members of DynaVox Systems Holdings LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in DynaVox Systems Holdings LLC, including DynaVox Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of DynaVox Systems Holdings LLC. Net profits and net losses of DynaVox Systems Holdings LLC will generally be allocated to its members (including DynaVox Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement provides for cash distributions to the holders of limited liability company interests of DynaVox Systems Holdings LLC if DynaVox Inc. determines that the taxable income of DynaVox Systems Holdings LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause DynaVox Systems Holdings LLC to make cash distributions to the holders of limited liability company interests of DynaVox Systems Holdings LLC for purposes of funding their tax obligations in respect of the income of DynaVox Systems Holdings LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of DynaVox Systems Holdings LLC allocable to such holder of limited liability company interests multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

See “Certain Relationships and Related Person Transactions—DynaVox Systems Holdings LLC Limited Liability Company Agreement.”